FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports fourth quarter earnings for fiscal year 2009”.

Buenos Aires, February 22, 2010 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year 2009

Annual Highlights

•	During the year 2009 BBVA Banco Francés was distinguished as the Best Argentine Bank by Euromoney magazine, emphasizing its leadership in terms of risk assumed and in earnings growth.

•

BBVA Banco Francés continues to demonstrate its ability to generate recurring income. During the year 2009, such earnings reached AR$ 414.0 million and extraordinary earnings totaled AR$ 304.5 million, increasing the total return on equity (ROE) for the year 2009 to 28.7%.

•

Recurring income improvement relied on the growth of private sector financial revenues and fee income, partially offset by significant growth in the income tax charge and higher provision for loan losses charges and administrative expenses. Regarding non-recurring results, these are due to the increase in the public assets valuations and the constitution of anti-cyclical allowances for the loans portfolio.

•

The growth of recurring net interest income and net fee income demonstrate the ability of BBVA Banco Francés to generate gains. The improvement in the net interest margin is due to higher revenues from the private loan portfolio while net fee income increase is a consequence of higher business volume.

•

During the year 2009, the private sector loan portfolio grew 7.7%, without taking into account loans to the financial sector and net of the variation in allowances for loan loses. It’s important to highlight the evolution of credit card financings in the retail segment along with the growth in advances and other loans in both the large corporations and small and medium-sized enterprises (SMEs) segments. The decrease in the rate of growth of lending activity relates to a reduction in the demand for funding, especially in the first half of the year. However, the trend changed in the last quarter of the year which showed a higher rate of growth.

•

Asset quality ratios continue to differentiate BBVA Banco Francés in the financial system. As of December 31, 2009, non-performing loans represented 1.11% of total loans while the coverage ratio of non-performing loans with provisions was 277.9%.

•

In terms of liabilities, total deposits rose 6.6% during the year 2009. Meanwhile recurrent deposits grew 9.4% in the last twelve months. The higher increase was registered in sight deposits, which increased 10.8% in this mentioned period. As of December 31, 2009, such balances represented 57.0% of total deposits.

•

During the year 2009, BBVA Banco Francés maintained adequate levels of liquidity and solvency. As of December 31, 2009, total stockholders’ equity reached AR$ 2.9 billion while the excess of capital over the Central Bank regulatory requirements, reached AR$ 1,398.5 million, or 47.8% of the Bank’s total stockholders’ equity.

Condensed Income Statement (1)
in thousands of pesos except income per share, income per ADS and percentages	FY 2009	FY 2008	% Change
Net Financial Income	2,064,039	707,476	191.7%
Provision for loan losses	(245,966)	(36,708)	570.1%
Net income from services	925,012	748,779	23.5%
Administrative expenses	(1,562,326)	(1,135,834)	37.5%
Operating income	1,180,759	283,713	316.2%
Income (loss) from equity investments	41,450	63,106	-34.3%
Income (Loss) from Minority interest	(17,851)	(5,203)	243.1%
Other Income/Expenses	(123,457)	(7,532)	n.a.
Income tax	(362,439)	(12,574)	n.a.
Net income for the period	718,462	321,510	123.5%
Net income per share (2)	1.47	0.68	116.0%
Net income per ADS (3)	4.42	2.05	116.0%

(1)	Exchange rate: 3.7967 Ps. = 1 US$
(2)	Assumes 487,611,306 average ordinary shares outstanding for fiscal year 2009 and 471,361,306 ordinary shares outstanding for fiscal year 2008.
(3)	Each ADS represents three ordinary shares.

Net income for fiscal year 2009 includes non-recurrent effects mainly generated by the improvement in the public assets valuations.

The following “pro forma” table presents non-recurrent earnings.

Condensed Income Statement (1)	Fiscal Year 2009
in thousands of pesos except income per share, income per ADS and percentages	Recurrent	Non Recurrent	Total
Net Financial Income	1,581,490	482,549	2,064,039
Provision for loan losses	(151,122)	(94,844)	(245,966)
Net income from services	925,012	—	925,012
Administrative expenses	(1,562,326)	—	(1,562,326)
Operating income	793,053	387,706	1,180,759
Income (loss) from equity investments	41,450	—	41,450
Income (Loss) from Minority interest	(17,851)	—	(17,851)
Other Income/Expenses	(104,190)	(19,267)	(123,457)
Income tax	(298,510)	(63,929)	(362,439)
Net income for the period	413,952	304,510	718,462
Net income per share (2)	0.85	0.62	1.47
Net income per ADS (3)	2.55	1.87	4.42

(1)	Exchange rate: 3.7967 Ps. = 1 US$
(2)	Assumes 487,611,306 average ordinary shares outstanding for fiscal year 2009 and 471,361,306 ordinary shares outstanding for fiscal year 2008.
(3)	Each ADS represents three ordinary shares.

Highlights

•

During the fourth quarter of 2009, BBVA Banco Francés recurring gain reached AR$ 147.0 million, 23% higher than the third quarter of 2009. In addition, the Bank obtained non recurrent earnings of AR$ 114.2 million, generated by the increase in the public assets valuations.

•

Recurring earnings growth is mainly due to a higher net interest income together with lower provisions for loan loses, partially offset by higher administrative expenses. The net interest margin improvement is a consequence of the private sector income growth and the accruing of interest and CER adjustment of public assets.

•

As of December 31, 2009, the private sector loan portfolio exceeded AR$ 10.3 billion. During the fourth quarter lending activity growth accelerated, showing an increase of 3.1% in loans to the private and financial sectors. The expansion was led by credit card financings and personal loans in the consumer segment together with discounted notes and other loans in the corporate segment.

•

During the fourth quarter of 2009, the portfolio asset quality continued to improve. The non-performing ratio for the private sector decreased almost to last year’s ratio, mainly due to a lower non-performing loans portfolio. As of December 31, 2009, non-performing loans represented 1.11% of total loans and the coverage ratio of non-performing loans with provisions reached 277.9%.

•

BBVA Banco Francés’ total deposits increased 1.8% in the fourth quarter. The highest increase was registered in sight deposits, which grew 5.3% in the fourth quarter. The expansion of sight deposits was due to the increase in savings accounts, which grew 28.3% in the year 2009 and 10.1% in the fourth quarter.

Economic Environment

During October and November 2009, economic activity continued at the recovery pace initiated in the second quarter of the year. The Monthly Estimator of Economic Activity (EMAE) showed an increase of 1.4% compared to the same two months of the previous year, while, in seasonally adjusted terms, recorded a growth of 1.3% compared to the value of the previous quarter.

During the fourth quarter of 2009, fiscal revenues increased 16% compared to the same quarter of the previous year. Tax collections continued to benefit from Social Security taxes since VAT and Income Tax grew 11.8% and 11.2% respectively in the same period.

During the fourth quarter of 2009, the primary fiscal surplus of the national public sector was AR$ 8.583 million; extraordinary incomes, as SDR (special drawing rights) from the IMF and resources from the Anses sustainability guarantee fund, were booked in this period. Primary spending showed an increase of 30.6% in annual terms during the last quarter of 2009.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) averaged 2.6% during the fourth quarter of 2009.

The BCRA intervention in the FX market was a net purchase of US$ 3.894 million during the quarter. The exchange rate (according to the BCRA) closed at AR$ 3.80 per U.S. dollar, a decrease of 1.2% compared to September 30, 2009. The international reserve stock reached US$ 47,967 million, showing an increase of US$ 2.619 million during the quarter.

The Badlar rate at private banks was 9.8% at the end of the quarter, the downward trend during the quarter was due to the financial system liquidity and the recovery of the positive intervention from the Central Bank in the FX market.

Total deposits in the financial system increased 3.4% on average in the fourth quarter of 2009, while private sector deposits rose 6.7% which represented an acceleration with respect to the previous quarter’s performance. Private sector loans showed an increase of 3.8% during the fourth quarter, reflecting an improvement compared to the third quarter of 2009.

The Bank

BBVA Banco Francés maintains its leadership position in the Argentine financial system thanks to its considerable ability to adapt to market conditions.

During the year 2009, its universal bank strategy allowed it to increase financings in its three market segments without neglecting its risk policy.

In terms of liabilities, the priority for the Bank was to focus on retail funds, increasing transactional participation as a percentage of total deposits.

In a year of changes, efficiency was another of the fundamental pillars of BBVA Banco Francés strategy, which required an evaluation of expenses and a strengthening of our transactional business.

The current business environment offers new opportunities for the Bank, which has strong levels of liquidity and solvency, the best non-performing ratio in the financial system, good earnings and a solid relationship with its clients.

Presentation of Financial Information

•	Foreign currency balances as of December 31, 2009 have been translated into pesos at the reference exchange rate of AR$3.7967 per U.S. dollar, published by the BCRA.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share in the Consolidar Group is shown as investments in other companies (booked by the equity method) and the corresponding results are included in income from equity investments.

•

Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Net Financial Income	611,471	757,708	(11,249)	-19.3%	n.a.
Provision for loan losses	(30,665)	(135,956)	35,816	-77.4%	-185.6%
Net income from services	244,158	245,429	218,876	-0.5%	11.6%
Administrative expenses	(433,571)	(390,798)	(319,283)	10.9%	35.8%
Operating income	391,393	476,383	(75,840)	-17.8%	n.a.
Income (Loss) from equity investments	6,156	(2,173)	(17,023)	-383.3%	-136.2%
Income (Loss) from Minority interest	(4,010)	(4,494)	(2,467)	-10.8%	62.5%
Other Income/Expenses	(12,757)	(47,658)	114,682	-73.2%	-111.1%
Income tax and Minimum Presumed Tax	(119,533)	(112,565)	(3,573)	6.2%	n.a.
Net income for the period	261,249	309,493	15,779	-15.6%	n.a.
Net income per share (2)	0.49	0.66	0.03	-15.6%	n.a.
Net income per ADS (3)	1.46	1.97	0.10	-15.6%	n.a.

(1)	Exchange rate: 3.7967 Ps. = 1 US$
(2)	Assumes 531,361,306 ordinary shares outstanding as of 12/31/09 and as of 09/30/09 and 471,361,306 ordinary shares outstanding as of 12/31/08.
(3)	Each ADS represents three ordinary shares.

Net income for the fourth quarter of 2009 includes non-recurrent effects generated by the improvement in the public assets valuations.

The following “pro forma” table presents non-recurrent earnings.

Condensed Income Statement PROFORMA	Quarter ended as of 12/31/2009
in thousands of pesos	Recurrent	Non Recurrent	Total
Net Financial Income	460,374	151,097	611,471
Provision for loan losses	(30,665)	—	(30,665)
Net income from services	244,158	—	244,158
Administrative expenses	(433,571)	—	(433,571)
Operating income	240,296	151,097	391,393
Income (loss) from equity investments	6,156	—	6,156
Income (Loss) from Minority interest	(4,010)	—	(4,010)
Other Income/Expenses	(12,757)	—	(12,757)
Income tax and Minimum Presumed Tax	(82,670)	(36,863)	(119,533)
Net income for the period	147,015	114,234	261,249

Recurrent net financial income increased 8.0% from AR$ 426.3 million in the previous quarter. This increase is a consequence of the private sector income growth together with higher interest accrual and CER adjustment of public assets, partially offset by lower income related to foreign currency exchange and from reverse repo operations with the Central Bank.

Provisions for loan losses decreased 25.4% compared to the recurrent provision of the previous quarter.

During the fourth quarter of 2009, net income from services maintained the same level of the previous quarter as a consequence of higher fees related to promotions in operations with credit and debit cards. However, net income from services increased 11.6% as compared to the previous quarter due to higher business volume.

Administrative expenses for the fourth quarter of 2009 increased 10.9% as compared to the previous quarter and 35.8% compared to the same quarter in 2008, mainly due to an increase in personnel expenses.

Recurrent operating income totaled AR$ 240.3 million, not showing a significant variation compared to the previous quarter and increasing 36.4% over the same earnings of the fourth quarter of 2008.

Finally, the higher figures in the provision for net income tax compared to the fourth quarter of 2008, is due to the Bank completing the process of absorbing those failures generated in previous years during the second quarter of 2009.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Return on Average Assets (1)	4.51%	5.23%	0.29%	-13.7%	n.a.
Return on Average Shareholders’ Equity (1) (2)	21.2%	19.6%	32.1%	8.2%	-34.0%
Net fee Income as a % of Operating Income (4)	34.7%	36.5%	41.3%	-5.2%	-16.1%
Net fee Income as a % of Administrative Expenses	56.3%	62.8%	68.6%	-10.3%	-17.9%
Adm. Expenses as a % of Operating Income (3) (4)	61.5%	58.2%	60.3%	5.8%	2.1%

(1)	Annualized.
(2)	Calculated with the quarter’s ordinary income.
(3)	Adm.Expenses / (Net financial income + Net income from services)
(4)	Operating Income without considering the adjustment of the value of public portfolio.

Net Financial Income

Net financial income, without taking into account the impact generated by the increase in the public assets valuations, totaled AR$ 460.4 million during the fourth quarter of 2009, increasing 8.0% compared to the previous quarter.

Private sector income continued to show sustained growth, increasing 1.8% compared to the previous quarter. Such increase is mainly explained by the private sector loan portfolio increase, particularly the more dynamic sectors together with strong management of funds.

During the fourth quarter of 2009, an improvement in interest accrual and CER adjustment of public assets was partially offset by lower income related to foreign currency exchange and from reverse repo operations with the Central Bank.

Income related to foreign currency exchange, included as foreign exchange difference, totaled AR$ 29.2 million, showing a decrease over previous quarters.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Net financial income	611,471	757,708	(11,249)	-19.3%	n.a.
Income from financial intermediation	184,735	181,489	112,689	1.8%	63.9%
CER adjustment	180	152	32,829	18.4%	-99.5%
Income from securities and short term investments	255,202	484,027	(316,695)	-47.3%	n.a.
Interest on Government guaranteed loans	92,069	2,785	15,210	n.a.	505.3%
Foreign exchange difference	29,164	36,030	56,967	-19.1%	-48.8%
Others	50,121	53,225	87,751	-5.8%	-42.9%

Income from Public and Private Securities

Income from public and private securities, without considering the impact generated by the increase in the public bonds valuations, totaled AR$ 196.2 million during the fourth quarter of 2009, 28.6% higher than those recorded in the previous quarter.

During the fourth quarter of 2009, improvement in interest accrual and CER adjustment was observed in both unlisted securities and the available-for-sale portfolio.

In addition, Central Bank bills and notes results increased 54.8% with respect to the previous quarter due to the increase of these instruments in the portfolio.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Income from securities and short-term investments	227,663	464,676	(316,695)	-51.0%	n.a.
Trading account	99,394	160,888	9,466	-38.2%	n.a.
Available for sale	9,490	9,524	33,243	-0.4%	-71.5%
Bills and Notes from the Central Bank	81,490	52,652	15,890	54.8%	412.8%
Other fixed income securities	37,289	241,612	(375,294)	n.a.	-109.9%

CER adjustment	27,540	19,352	14,939	42.3%	84.3%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	27,540	19,352	14,939	42.3%	84.3%

Net Income from Services

During the fourth quarter of 2009, net income from services maintained the same level of the previous quarter as a consequence of higher fees related to promotions in operations with credit and debit cards. However, net income from services increased 11.6% as compared to the previous quarter due to higher business volume.

Credit card fees and those related to foreign trade operations increased compared to the previous quarter and to the same quarter of 2008 due to higher business volume. However, fees related to sight accounts stopped their growth during the last quarter of the year.

The increase in service charge expenses is due to higher fees related to promotions and discounts in operations with credit and debit cards.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Net income from services	244,158	245,429	218,876	-0.5%	11.6%

Service charge income	319,747	304,284	289,896	5.1%	10.3%
Service charges on deposits accounts	105,674	104,959	95,699	0.7%	10.4%
Credit cards and operations	87,635	78,280	76,509	12.0%	14.5%
Insurance	30,319	28,363	32,233	6.9%	-5.9%
Capital markets and securities activities	5,802	3,474	3,557	67.0%	63.1%
Fees related to foreign trade	14,706	17,269	14,184	-14.8%	3.7%
Other fees	75,611	71,939	67,715	5.1%	11.7%

Services Charge expense	(75,589)	(58,855)	(71,020)	28.4%	6.4%

Administrative Expenses

During the fourth quarter of 2009, administrative expenses increased by 10.9% compared to the previous quarter and 35.8% compared to the same quarter in 2008. This increase is mainly explained by increases in personnel and general expenses.

During the fourth quarter of 2009, personnel expenses increased compared to the previous quarter due to new hires in the sales force, higher seasonal benefits charges and the increase of voluntary retirement charges. In addition, compared to the fourth quarter of 2008, personnel expenses increased as a consequence of salary increases after an agreement with a labor union in 2009.

The increase in general expenses compared to the previous quarter is due to higher investment in advertising and promotion together with credit card related promotion campaigns and increased technology network expenses, especially software maintenance and development.

Higher charges in taxes, amortization and organization expenses registered in general expenses and were partially offset by lower advertising and promotion charges, compared to the same quarter of the previous year.

The increase in taxes is explained by a change in the accounting criteria. In previous years, charges for financial transactions were accounted under other expenses. The increase in amortization and organization expenses is a consequence of higher investment in remodeling and opening of branches.

As of December 31, 2009, the Bank and its subsidiaries (except the Consolidar Group) had 4,095 employees. The branch office network totaled 271 offices, including 240 consumer branch offices, 27 branch offices specializing in the middle-market segment, 15 in-company branches, four branch offices for large corporate and institutional clients and two points of sale.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Administrative expenses	(433,571)	(390,798)	(319,283)	10.9%	35.8%

Personnel expenses	(269,049)	(239,577)	(186,297)	12.3%	44.4%
Electricity and Communications	(7,669)	(7,366)	(6,932)	4.1%	10.6%
Advertising and Promotion	(20,348)	(17,342)	(21,754)	17.3%	-6.5%
Honoraries	(9,032)	(8,798)	(8,550)	2.7%	5.6%
Taxes	(25,281)	(24,002)	(9,929)	5.3%	154.6%
Organization and development expenses	(4,396)	(4,157)	(3,304)	5.7%	33.1%
Amortizations	(12,423)	(11,874)	(10,100)	4.6%	23.0%
Other	(85,373)	(77,682)	(72,417)	9.9%	17.9%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 12.8 million during the fourth quarter of 2009, mainly including a loss from legal injunctions paid together with provisions for other contingencies and recovered credits.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the fourth quarter of 2009 there was a gain of AR$ 6.2 million, mainly due to the Bank’s stake in the Consolidar Group and in Rombo Cía Financiera.

Balance and Activity

Total Public Sector Exposure

Public sector national government debt grew 1.3% during the last quarter of 2009 and 9.1% in the last twelve months. Such increase is mainly explained by higher quotations in public bonds partially offset by capital amortizations, which occurred during 2009.

It is important to mention that as of December 31, 2009, the total portfolio of public assets is booked at fair value. The unrealized valuation of public bonds labeled as “available for sale” decreased to AR$ 14.1 million.

During the fourth quarter of 2009, Central Bank bills and notes portfolio grew by 48.0% in order to allocate liquidity.

As of December 2009, public sector national treasure assets, net of holdings linked to reverse repo transactions, represented 10.2% of the Bank’s total assets. Meanwhile, the total exposure including the portfolio of BCRA bills and notes, reached 23.9% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and BCRA bills and notes.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Public Sector - National Government	2,468,842	2,437,382	2,262,626	1.3%	9.1%
- Loans to the Federal government & Provinces	315,960	312,339	1,365,552	1.2%	-76.9%
- Total bond portfolio	2,388,243	2,483,711	1,432,662	-3.8%	66.7%
Unlisted	1,961,046	2,001,129	1,004,833	-2.0%	95.2%
Available for sale	350,596	285,145	91,669	23.0%	282.5%
Other government bonds	576	1,543	1,472	-62.6%	-60.8%
Reverse repo w/Central Bank	76,024	195,895	334,688	-61.2%	-77.3%
- Trustees	214,566	215,785	217,043	-0.6%	-1.1%
- Allowances	(449,927)	(574,454)	(752,631)	-21.7%	-40.2%

Bills and Notes from Central Bank	3,186,328	2,226,133	2,928,104	43.1%	8.8%
- Own portfolio	3,186,328	2,153,101	1,668,928	48.0%	90.9%
- Reverse repo w/Central Bank	0	73,031	1,259,176	-100.0%	-100.0%

Total exposure to the Public Sector	5,655,170	4,663,514	5,190,730	21.3%	8.9%

Total exposure to the Public Sector without repos	5,579,146	4,394,588	3,596,866	27.0%	55.1%

Loan Portfolio

During 2009, loans to the private and financial sectors grew 4.4%. Nevertheless without considering financings to the financial sector, growth in the private sector loan portfolio reached 7.7% net of the variation in allowances for loan losses.

During the fourth quarter lending activity growth accelerated, showing an increase of 3.1% in loans to the private and financial sectors. The expansion was led by credit card financings and personal loans in the consumer segment together with discounted notes and other loans in the middle market segment.

In annual terms, credit card financings showed a strong performance in the retail segment and increases in advances and other loans to both the small and mid-size companies segment and the large corporations segment.

It is important to highlight that the Bank maintains a very well diversified loan portfolio.

In the last twelve months, retail portfolio participation on total private sector loans has remained at a 45% level.

The table below shows the composition of the loan portfolio balance at the end of each quarter.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Private & Financial sector loans	10,336,588	10,030,646	9,898,442	3.1%	4.4%
Advances	1,703,751	2,108,709	1,413,526	-19.2%	20.5%
Discounted and purchased notes	1,068,567	946,848	1,241,508	12.9%	-13.9%
Consumer Mortgages	838,410	869,012	946,804	-3.5%	-11.4%
Car secured loans	480,694	484,777	511,374	-0.8%	-6.0%
Personal loans	1,819,382	1,768,773	1,855,767	2.9%	-2.0%
Credit cards	1,464,163	1,240,854	1,239,588	18.0%	18.1%
Loans to financial sector	335,367	384,148	491,820	-12.7%	-31.8%
Other loans	2,806,667	2,411,673	2,228,099	16.4%	26.0%
Unaccrued interest	(16,471)	(16,425)	(24,304)	0.3%	-32.2%
Adjustment and accrued interest & exchange differences receivable	173,744	167,804	190,749	3.5%	-8.9%
Less: Allowance for loan losses	(337,686)	(335,527)	(196,489)	0.6%	71.9%
Loans to public sector	315,960	312,339	1,365,552	1.2%	-76.9%
Loans to public sector	117,464	99,376	553,120	18.2%	-78.8%
Adjustment and accrued interest & exchange differences receivable	198,496	212,963	812,432	-6.8%	-75.6%
Net total loans	10,652,548	10,342,985	11,263,994	3.0%	-5.4%

Asset Quality

As of December 31, 2009, the asset quality ratio (non-performing loans over total loans) was 1.11% and the coverage ratio (provisions over of non-performing loans) reached 277.9%.

During the fourth quarter, asset quality continued to improve. The non-performing ratio for the private sector decreased almost to the same level of a year ago, mainly due to a lower non-performing loans portfolio.

The Bank maintains a conservative risk policy that allows it to continue to have the best asset quality ratio of the Argentine financial system with an extraordinary level of coverage.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Non-performing loans (1)	121,500	133,283	110,699	-8.8%	9.8%
Allowance for loan losses	(337,686)	(335,527)	(196,489)	0.6%	71.9%
Non-performing loans/net total loans	1.11%	1.25%	0.97%	-11.4%	14.5%
Non-performing private loans/net private loans	1.14%	1.29%	1.10%	-11.5%	3.8%
Allowance for loan losses/non-performing loans	277.93%	251.74%	177.50%	10.4%	56.6%
Allowance for loan losses/net total loans	3.07%	3.14%	1.71%	-2.2%	79.2%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under other receivables from financial intermediation.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Balance at the beginning of the quarter	339,736	233,046	248,135	45.8%	36.9%
Increase / decrease	30,665	135,956	-35,816	-77.4%	-185.6%
Provision increase / decrease - Exchange rate difference	-236	294	2,694	-180.3%	108.8%
Decrease	(27,263)	(29,560)	(15,511)	-7.8%	75.8%
Balance at the end of the quarter	342,902	339,736	199,502	0.9%	71.9%

Deposits

Total deposits rose 6.6% during 2009 and 1.8% in the fourth quarter of 2009. Meanwhile recurrent deposits grew 9.4% in 2009 and 3.0% in the fourth quarter of 2009.

The higher increase was registered in sight accounts which grew 10.8% as compared to a year ago and 5.3% in the fourth quarter of 2009. Recurrent deposits in current accounts increased 16.8% in the last twelve months. As of December 31, 2009 current deposits represented 57.0% of total deposits.

Regarding sight deposits, saving accounts increased 28.3% in the year 2009 and 10.1% in the fourth quarter of 2009.

Time deposits remained stable during the year, increasing by 1% despite the decrease in the Badlar rate.

It is important to highlight that during the fourth quarter peso denominated deposits showed an increase of 5.8%, whereas deposits denominated in foreign currency decreased by 8.9% in the same period.

As of December 31, 2009, deposits in foreign currency reached AR$ 4,546 million (equivalent to US$ 1,197 million), representing 24.9% of the Bank’s total deposits.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Total deposits	18,284,543	17,968,831	17,159,319	1.8%	6.6%
Current accounts	4,439,513	4,466,340	4,743,074	-0.6%	-6.4%
Peso denominated	4,047,009	3,674,002	4,218,204	10.2%	-4.1%
Foreign currency	392,504	792,338	524,870	-50.5%	-25.2%
Saving accounts	5,982,525	5,434,830	4,664,305	10.1%	28.3%
Peso denominated	3,848,977	3,377,039	3,338,069	14.0%	15.3%
Foreign currency	2,133,548	2,057,791	1,326,236	3.7%	60.9%
Time deposits	7,559,265	7,693,792	7,497,724	-1.7%	0.8%
Peso denominated	5,685,119	5,736,530	5,921,364	-0.9%	-4.0%
CER adjusted time deposits	971	1,475	15,326	-34.2%	-93.7%
Foreign currency	1,873,175	1,955,787	1,561,034	-4.2%	20.0%
Investment Accounts	19,022	4,856	10,322	291.7%	84.3%
Peso denominated	19,022	4,856	10,322	291.7%	84.3%
Other	284,218	369,013	243,894	-23.0%	16.5%
Peso denominated	137,256	183,533	127,220	-25.2%	7.9%
Foreign currency	146,962	185,480	116,674	-20.8%	26.0%

Rescheduled deposits + CEDROS (*)	66,331	72,882	101,598	-9.0%	-34.7%
Peso denominated	66,331	72,882	101,598	-9.0%	-34.7%

Total deposits + Rescheduled deposits & CEDROS	18,350,874	18,041,713	17,260,917	1.7%	6.3%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Other funding sources decreased by 9.4% during the fourth quarter of 2009 and 81.4% during the year 2009.

These variations are mainly explained by the Bank’s decision to decrease balances held at other banks.

By the end of the third quarter of 2009, 81.3% of the balances shown in the table below were foreign-currency denominated.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Lines from other banks	72,330	66,086	389,832	9.4%	-81.4%
Senior Bonds	—	—	—	—	—
Other banking liabilities	72,330	66,086	389,832	9.4%	-81.4%
Subordinated Debt	—	—	—	—	—

Total other funding sources	72,330	66,086	389,832	9.4%	-81.4%

Capitalization

As of December 31, 2009 BBVA Banco Francés’ total stockholders’ equity totaled AR$ 2.9 billion, growing 11.5% during the last quarter of 2009 and 41.0% during 2009.

This increase was mainly due to gains obtained during the period together with a decrease in the unrealized valuation due to the positive performance of public bonds accounted in “available for sale” during 2009.

By the end of 2009, the excess of capital over the Central Bank regulatory requirements reached AR$ 1,398.5 million, or 47.8% of the Bank’s total stockholders’ equity.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Capital Stock	536,361	536,361	471,361	0.0%	13.8%
Issuance premiums	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	959,472	0.0%	6.8%
Reserves on Profits	658,693	658,693	594,391	0.0%	10.8%
Unappropriated retained earnings	1,257,440	996,190	703,280	26.2%	78.8%
Unrealized valuation difference	(14,133)	(54,523)	(181,119)	-74.1%	-92.2%
Total stockholders’ equity	2,926,472	2,624,832	2,076,024	11.5%	41.0%

The variations in the minimum capital required by the BCRA during the last year are mainly explained by higher requirements as a consequence of a higher level of activity and by the positive performance in public assets valuations.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
Central Bank Minimum Capital Requirements	1,665,875	1,577,815	1,467,176	5.6%	13.5%
Central Bank Minimum Capital Requirements (a, b)	1,515,324	1,448,343	1,373,016	4.6%	10.4%
Market Risk	86,074	66,683	52,360	29.1%	64.4%
Increase in capital requirements related to custody	64,477	62,789	41,800	2.7%	54.3%

a) Central Bank Minimum Capital Requirements	1,515,324	1,448,343	1,373,016	4.6%	10.4%
Allocated to Asset at Risk	971,214	978,133	892,463	-0.7%	8.8%
Allocated to Immobilized Assets	100,065	97,198	86,167	2.9%	16.1%
Interest Rate Risk	175,978	130,159	158,065	35.2%	11.3%
Loans to Public Sector and Securities in Investment	268,067	242,853	236,321	10.4%	13.4%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,289,541	1,255,786	836,005	2.7%	54.3%
5% of the securities in custody and book-entry notes	1,289,541	1,255,786	836,005	2.7%	54.3%

Bank Capital Calculated under Central Bank Rules	3,064,366	2,748,342	2,355,781	11.5%	30.1%
Core Capital	2,222,143	2,222,143	1,946,516	0.0%	14.2%
Minority Interest	288,959	300,176	304,884	-3.7%	-5.2%
Supplemental Capital	631,549	293,041	165,802	115.5%	280.9%
Deductions	(78,285)	(67,018)	(61,421)	16.8%	27.5%
Excess over Required Capital	1,398,491	1,170,527	888,605	19.5%	57.4%

Capital Ratio (Central Bank rules)	18.6%	16.9%	14.8%	9.8%	25.9%
Excess over Required Capital as a % of Shareholders’ Equity	47.8%	44.6%	42.8%	7.2%	11.6%

Additional Information

in pesos except percentages	Quarter ended			% Change Qtr ended 12/31/09 vs. Qtr ended
	12/31/09	09/30/09	12/31/08	09/30/09	12/31/08
- Exchange rate	3.7967	3.8427	3.4537	-1.2%	9.9%
- Quarterly CER adjustment	2.39%	1.79%	1.31%	33.6%	82.4%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call

A conference call to discuss the fourth quarter earnings will be held on Tuesday, February 23, 2010, at 10:00 AM New York time – 12:00 PM Buenos Aires time. If you are interested in participating, please dial (800) 289-0546 within the U.S. or +1 (913) 312-0729 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 7178341.

A conference call replay facility will be available from February 23 through March 9, 2010. In order to listen to this digital replay, please call (888) 203-1112 within the U.S. or +1 (719) 457-0820 outside the U.S. Access Code: 7178341

Internet

This press release is also available on www.bancofrances.com.ar

Contacts

Daniel Sandigliano

Investor Relations

(5411) 4341-5036

daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4348-0000 ext. 25384

cecilia.acuna@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of pesos)	12/31/09	09/30/09	06/30/09	12/31/08
Cash and due from banks	5,166,121	5,526,059	5,920,981	4,239,157
Government and Private Securities	5,130,730	4,141,214	4,084,939	3,615,920
- Trading account (listed securities)	8,352	1,542	527	1,461
- Available for sale	640,175	466,775	403,514	577,502
- Reverse repo w/Central Bank	68,250	195,895	386,496	334,688
- Unlisted	1,961,046	2,001,129	2,039,920	1,004,833
- Listed Private Securities	6,086	5,824	4,632	7,796
- Bills and Notes from the Central Bank	2,896,748	2,044,503	2,214,437	2,442,271
Less: Allowances	(449,927)	(574,454)	(964,587)	(752,631)
Loans	10,652,548	10,342,985	10,446,428	11,263,994

- Loans to the private & financial sector	10,336,588	10,030,646	10,132,287	9,898,442
- Advances	1,703,751	2,108,709	1,926,166	1,413,526
- Discounted and purchased notes	1,068,567	946,848	890,872	1,241,508
- Secured with mortgages	838,410	869,012	901,569	946,804
- Car secured loans	480,694	484,777	493,064	511,374
- Personal loans	1,819,382	1,768,773	1,786,040	1,855,767
- Credit cards	1,464,163	1,240,854	1,214,953	1,239,588
- Loans to financial sector	335,367	384,148	456,997	491,820
- Other loans	2,806,667	2,411,673	2,506,585	2,228,099
Less: Unaccrued interest	(16,471)	(16,425)	(15,284)	(24,304)
Plus: Interest & FX differences receivable	173,744	167,804	200,901	190,749
Less: Allowance for loan losses	(337,686)	(335,527)	(229,576)	(196,489)
- Public Sector loans	315,960	312,339	314,141	1,365,552
Principal	117,464	99,376	108,340	553,120
Plus: Interest & FX differences receivable	198,496	212,963	205,801	812,432
Other banking receivables	884,467	1,191,546	2,244,090	2,391,717
- Repurchase agreements	76,397	265,463	1,298,115	1,667,345
- Unlisted private securities	88,131	75,870	69,461	63,324
- Unlisted Private securities :Trustees	39,357	37,844	36,287	34,421
- Other banking receivables	685,798	816,578	843,697	629,640
- Less: provisions	(5,216)	(4,209)	(3,470)	(3,013)
Investments in other companies	399,496	413,668	463,131	428,305
Intangible assets	55,097	52,252	50,702	48,075
- Organization and development charges	55,097	52,252	50,702	48,075
Other assets	1,083,195	1,266,948	1,179,166	1,196,426

TOTAL ASSETS	23,371,654	22,934,672	24,389,437	23,183,594

LIABILITIES:	12/31/09	09/30/09	06/30/09	12/31/08
Deposits	18,350,874	18,041,713	18,717,115	17,260,917
- Current accounts	4,439,513	4,466,340	5,690,486	4,743,074
- Saving accounts	5,982,525	5,434,830	5,169,427	4,664,305
- Time deposits	7,559,265	7,693,792	7,343,592	7,497,724
- Investment Accounts	19,022	4,856	5,331	10,322
- Rescheduled deposits - CEDROS	66,331	72,882	81,658	101,598
- Other deposits	284,218	369,013	426,621	243,894
Other banking Liabilities	1,195,048	1,382,675	2,673,701	3,129,562
Other provisions	318,659	309,571	282,926	236,811
- Other contingencies	318,231	309,207	282,569	236,454
- Guarantees	428	364	357	357
Other liabilities	528,205	527,497	426,323	445,672
Minority interest	52,396	48,384	43,889	34,608

TOTAL LIABILITIES	20,445,182	20,309,840	22,143,954	21,107,570

TOTAL STOCKHOLDERS’ EQUITY	2,926,472	2,624,832	2,245,483	2,076,024

Total liabilities + stockholders’ equity	23,371,654	22,934,672	24,389,437	23,183,594

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	12/31/09	09/30/09	06/30/09	12/31/08
(in thousands of pesos)
Financial income	819,349	980,933	663,139	282,293
- Interest on Cash and Due from Banks	—	—	—	571
- Interest on Loans Granted to the Financial Sector	20,138	25,036	16,614	26,492
- Interest on Overdraft	85,868	102,554	93,241	89,205
- Interest on Discounted and purchased notes	36,877	35,720	37,518	55,879
- Interest on Mortgages	29,768	30,280	30,287	31,055
- Interest on Car Secured Loans	23,289	22,833	22,238	19,761
- Interest on Credit Card Loans	48,285	42,966	46,335	34,570
- Interest on Other Loans	148,105	144,990	151,135	139,721
- From Other Banking receivables	259	300	355	4,105
- Interest on Government Guaranteed Loans Decree 1387/01	92,069	2,785	6,458	15,210
- Income from Securities and Short Term Investments	255,202	484,027	91,876	(316,695)
- Net Income from options	—	—	—	(111)
- CER	247	213	159	33,116
- Foreign exchange difference	29,164	36,030	43,122	56,967
- Other	50,078	53,199	123,801	92,447
Financial expenses	(207,878)	(223,225)	(277,050)	(293,542)
- Interest on Current Account Deposits	(4,702)	(4,840)	(6,533)	(8,532)
- Interest on Saving Account Deposits	(2,540)	(2,623)	(2,398)	(2,346)
- Interest on Time Deposits	(166,980)	(179,867)	(185,100)	(240,262)
- Interest on Other Banking Liabilities	(2,172)	(2,649)	(3,885)	(9,006)
- Other interests (includes Central Bank)	(715)	(744)	(887)	(1,707)
- CER	(67)	(61)	(85)	(287)
- Bank Deposit Guarantee Insurance system mandatory contributions	(7,904)	(8,560)	(8,104)	(6,889)
- Mandatory contributions and taxes on interest income	(22,841)	(23,907)	(28,285)	(19,928)
- Other	43	26	(41,773)	(4,585)
Net financial income	611,471	757,708	386,089	(11,249)
Provision for loan losses	(30,665)	(135,956)	(47,127)	35,816
Income from services, net of other operating expenses	244,158	245,429	218,543	218,876
Administrative expenses	(433,571)	(390,798)	(361,309)	(319,283)
Income (loss) from equity investments	6,156	(2,173)	23,515	(17,023)
Net Other income	(12,757)	(47,658)	(25,917)	114,682
Income (loss) from minority interest	(4,010)	(4,494)	(4,417)	(2,467)
Income before tax	380,782	422,058	189,377	19,352
Income tax	(119,533)	(112,565)	(127,531)	(3,573)

Net income	261,249	309,493	61,846	15,779

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	(in thousands of pesos)
ASSETS	12/31/09	09/30/09	06/30/09	12/31/08
Cash and due from banks	5,255,412	5,690,389	6,071,288	4,243,080
Government Securities	7,214,232	6,076,182	5,679,364	5,233,660
Loans	11,751,889	11,438,169	11,766,704	12,507,489
Other Banking Receivables	931,465	1,235,986	2,372,805	2,442,925
Assets Subject to Financial Leasing	311,784	339,183	305,585	379,120
Investments in other companies	106,289	105,379	103,429	96,640
Other assets	820,522	1,006,382	997,902	922,551

TOTAL ASSETS	26,391,593	25,891,670	27,297,077	25,825,465

LIABILITIES	12/31/09	09/30/09	06/30/09	12/31/08
Deposits	18,334,845	18,027,372	18,676,206	17,079,203
Other banking liabilities	1,224,668	1,386,702	2,678,669	3,135,153
Minority interest	213,182	246,351	271,001	248,139
Other liabilities	3,692,426	3,606,413	3,425,718	3,286,946

TOTAL LIABILITIES	23,465,121	23,266,838	25,051,594	23,749,441

TOTAL STOCKHOLDERS’ EQUITY	2,926,472	2,624,832	2,245,483	2,076,024

STOCKHOLDERS’ EQUITY + LIABILITIES	26,391,593	25,891,670	27,297,077	25,825,465

NET INCOME	12/31/09	09/30/09	06/30/09	12/31/08
Net Financial Income	713,915	857,469	527,857	107,969
Provision for loan losses	(30,665)	(135,956)	(47,127)	35,816
Net Income from Services	244,459	244,897	217,655	246,027
Administrative expenses	(459,938)	(409,200)	(363,525)	(411,471)
Net Other Income	(85,893)	(140,535)	(127,475)	30,744

Income Before Tax	381,878	416,675	207,385	9,085

Income Tax	(119,216)	(116,635)	(130,259)	(6,638)

Net income	262,662	300,040	77,126	2,447

Minoritary Interest	(1,413)	9,453	(15,280)	13,332

Net income for Quarter	261,249	309,493	61,846	15,779

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 22, 2010	By:	/S/ MARTÍN E. ZARICH
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer